THIS NOTE AND THE SECURITIES ISSUABLE UPON ANY CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

Make A Difference Ventures II, LP (Maker)

CONVERTIBLE PROMISSORY NOTE

$2,300,000.00 September 13, 2021

Sandpoint, Idaho

FOR VALUE RECEIVED, Make A Difference Ventures II Limited Partnership, a Delaware Limited Partnership,("***Maker***") promises to pay to [redacted] ("***Holder***"), or its registered assigns, in lawful money of the United States of America, the principal sum of Two Million Three Hundred Thousand Dollars ($2,300,000.00), or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Note on the unpaid principal balance at a rate equal to 6.0% simple interest per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earliest to occur of the following (the "***Maturity Date***"): (i) Three Hundred Sixty Five (365) days after the date written above; or (ii) when, upon or after the occurrence of an Event of Default (as defined below), such amounts are declared due and payable by Holder or made automatically due and payable in accordance with the terms hereof.

The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder, by the acceptance of this Note, agrees:

1. ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

(a) ***"Maker"*** means the entity initially executing this note and any person which shall succeed to or assume the obligations of the Maker under this note.

(b) ***"Conversion Price"*** shall be twenty-two dollars and fifty cents ($22.50) per unit

(c) "***Event of Default***" has the meaning given in Section 3 hereof.

(d) "***Holder***" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered Holder of this Note.

(e) "***Obligations***" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Maker to Holder of every kind and description (whether or not

evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of this Note, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Maker hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

(f) "*Person*" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(g) "*Securities Act*" shall mean the Securities Act of 1933, as amended.

(h) "*Unit*" shall mean one limited partnership unit in Maker.

2. **Prepayment.** The Maker may prepay this Note in whole or in part without the consent of the Holders. All payments of interest and principal shall be in lawful money of the United States of America, and shall be in an amount determined by application of Section 5(a)(ii) below. All payments shall be applied first to accrued interest, and thereafter to principal.

3. **Events of Default.** The occurrence of any of the following shall constitute an "*Event of Default*" under this Note:

(a) The Maker fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable; or

(b) The Maker files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against the Maker (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Maker; or

(d) Defaults shall exist under any agreements of the Maker with any third party or parties which consists of the failure to pay any indebtedness for borrowed money at maturity or which results in a right by such third party or parties, whether or not exercised, to accelerate the maturity of such indebtedness for borrowed money of the Maker, in each case, in an aggregate amount in excess of Two Million Three Hundred Thousand Dollars ($2,300,000).

4. **Rights of Holder upon Default.** Upon the occurrence or existence of any Event of Default described in Sections 3(a) and (d) at any time thereafter during the continuance of such Event of Default, the Holder may, by written notice to the Maker, declare all outstanding Obligations payable by the Maker hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. Upon the occurrence or existence of any Event of Default

- 2 -

described in Sections 3(b) and 3(c), immediately and without notice, all outstanding Obligations payable by the Maker hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right, power or remedy permitted to it by law, either by suit in equity or by action at law, or both.

5. *Conversion*

(a) The Holder may, at any time prior to the Maturity Date, determine to convert the outstanding principal balance and accrued but unpaid interest on this Note into such number of Units as shall be obtained by dividing (A) the outstanding principal balance and accrued but unpaid interest on this Note by (B) the Conversion Price, rounded down to the nearest whole Unit. or

(b) *Issuance of Units upon Conversion.* As soon as practicable after any conversion of this Note, the Maker, at its expense, will cause to be issued in the name of and delivered to Holder, the number of fully paid and nonassessable Units to which Holder shall be entitled on such conversion. No fractional shares will be issued on conversion of this Note. If Holder would otherwise be entitled to a fractional share, Holder shall receive a cash payment equal to the Price Per Unit multiplied by the fractional Unit Holder would otherwise be entitled to receive.

(c) *Withholding Obligations; Form 1099.* Holder authorizes the Maker to withhold from Holder, or to demand cash payment from Holder for, any taxes required to be withheld from Holder on the conversion of this Note, or, to reduce or eliminate such withholding, to provide the Maker with a fully executed and completed IRS Form W-9. Holder acknowledges that the Maker may issue Holder a Form 1099, reporting the interest, to the Internal Revenue Service (even if the interest is converted into stock), in accordance with applicable law and/or regulations.

(d) *Termination of Rights.* Whether or not this Note has been surrendered for cancellation, all rights with respect to this Note shall terminate upon the issuance of Units upon conversion of this Note. Notwithstanding the foregoing, Holder agrees to surrender this Note to the Maker for cancellation as soon as is practicable following conversion of this Note.

6. *Successors and Assigns.* Subject to the restrictions on transfer described in Sections 8 and 9 below, the rights and obligations of the Maker and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

7. *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Maker and the Holder.

8. *Transfer of this Note or Units Issuable on Conversion Hereof.* With respect to any offer, sale or other disposition of this Note or Units into which this Note may be converted, Holder will give written notice to the Maker prior thereto, describing briefly the manner thereof, together with a written opinion of Holder's counsel, or other evidence if reasonably satisfactory to the Maker, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Maker, as promptly as practicable, shall notify Holder that Holder may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Maker. If a determination has been made pursuant to this Section 8 that the opinion of counsel for Holder, or other evidence, is not reasonably satisfactory to the Maker, the Maker shall so notify Holder promptly after such

- 3 -

determination has been made. Each Note thus transferred and each Unit thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Maker such legend is not required in order to ensure compliance with the Securities Act. The Maker may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Maker. Prior to presentation of this Note for registration of transfer, the Maker shall treat the registered Holder hereof as the owner and Holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Maker shall not be affected by notice to the contrary.

9. *Assignment by the Maker*. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Maker without the prior written consent of Holder.

10. *No Limited Partner Rights*. This Note shall not entitle the Holder to any rights of any nature as a Limited Partner of the Maker or to any other rights except the rights stated herein.

11. *Notices*. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be delivered via courier or via U.S. Mail, return receipt requested, at the then current address of the recipient.

12. *Expenses*. In the event of any Event of Default hereunder, the Maker shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note.

13. *Usury*. In the event any interest is paid on this Note that is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

14. *Waivers*. Except as otherwise provided herein, the Maker hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

15. *Forum Selection and Governing Law*. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Idaho, without regard to the conflicts of law provisions of the State of Idaho, or of any other state, which shall not apply. Any legal action of any nature taken by either party related to the existence, enforceability, or default of this Note shall be filed solely and exclusively in the First Judicial District Court of the State of Idaho for and in Bonner County, Idaho, to the exclusion of all other available forums.

Signature Page Follows

Convertible Promisory Note - Straub

IN WITNESS WHEREOF, the Maker has caused this Note to be issued as of the date first written above.

Make a Difference Ventures II Limited Partnership
a Delaware Limited Partnership, by and through its General Partner Make a Difference Ventures, G.P., LLC



Signature _____

Steve Youngdahl, Managing Director